Exhibit 4.34

CONFIRMATION LETTER

As a shareholder of Hainan Yilingliuer Network Technology Co., Ltd. (the “Company”), I hereby confirm, represent and guarantee that my successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of the Company held by myself upon death, incapacity, divorce or any circumstances that may affect my ability to exercise my shareholder’s rights in Company will not, in any manner and in any circumstances, carry out any act that may affect or hinder the fulfillment of my obligations under each of the contractual agreements (including the Equity Interest Pledge Agreement, the Power of Attorney, Exclusive Option Agreement which were executed by myself on June 21, 2022, as well as the Exclusive Technical Consulting and Management Services Agreement and the Business Operation Agreement which were executed by myself on June 21, 2022) (the “Contractual Agreements”). I further confirm and undertake that the Contractual Agreements and all of my rights and obligations thereunder shall be equally effective and binding upon my heir and successor.

I hereby further covenant that, I shall unwind the Contractual Agreements as soon as the applicable laws of the People’s Republic of China (“PRC”) allow Beijing Yiliulinger Information Technology Co., Ltd. to operate the business operated by the Company (which includes but not limited to the business of Network Information Service) without the Contractual Agreements. Subject to the applicable PRC laws, I shall return to the Beijing Yiliulinger Information Technology Co., Ltd. or the entity designated by Beijing Yiliulinger Information Technology Co., Ltd. any consideration I receive from Beijing Yiliulinger Information Technology Co., Ltd. for its acquisition of the equity interest of Company at the time when the Contractual Agreements are terminated.

Li Wang

/s/ Li Wang
Date: June 21, 2022